Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ABN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrea GISLE JOOSEN
Date of last notice	15 February 2019

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest in ordinary shares/CUFS. The registered holder is Citicorp Nominees Pty Ltd and they are held on account for the beneficial owner Andrea Gisle Joosen.
Date of change	17 March 2020
No. of securities held prior to change	Direct interest in 3,420 ordinary shares/CUFS registered in the name of Andrea Gisle Joosen
Class	Ordinary shares/CUFS
Number acquired	500
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$10,060.00

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

Direct or indirect interest	Indirect
No. of securities held after change
Current relevant interest is:

o    Direct interest in 3,920 ordinary shares/CUFS registered in the name of Andrea Gisle Joosen.
o    Indirect interest in 500 ordinary shares/CUFS. The registered holder is Citicorp Nominees Pty Ltd and they are held on account for the beneficial owner Andrea Gisle Joosen.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3